FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2010	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.            Description

99.1                          Press Release dated March 17, 2010 (“CryptoLogic extends relationship with William Hill”)

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic extends relationship with William Hill

A new multi-year licensing deal for branded casino games continues 10 year relationship

March 17, 2010 (Dublin, IRELAND) – CryptoLogic Limited, a global developer of branded online betting games and Internet casino software, has extended its long-standing relationship with William Hill PLC with a new multi-year deal to license a suite of its most popular branded casino games.

Under the new deal, CryptoLogic will license at least 10 of its top slot games including Bejeweled, Cubis, King Kong and Millionaires Club for inclusion at www.williamhill.com. Nine CryptoLogic games have already gone live with a further game expected to go live in the coming weeks.

The games are being deployed through CryptoLogic’s and William Hill’s technology platform provider Orbis Technology, a global platform solutions provider to the betting industry.

CryptoLogic will receive recurring revenues based on wagers placed by William Hill’s customers.

Brian Hadfield, President and CEO of CryptoLogic, said: “This deal reaffirms our excellent relationship with William Hill, one of the most respected names in the gaming industry. The rapid roll out of our branded games by William Hill demonstrates the popularity of our games with their customers and the value we bring to our licensees.”

Founded in 1934, William Hill is one of the best-known names in the gambling industry across three channels: online, the high street and on the telephone. Listed on the London Stock Exchange, it is one of Britain’s top 350 companies with over 15,000 employees serving customers in over 175 countries.

“CryptoLogic’s compelling and innovative games are one of the major reasons we have worked together for over a decade. Their branded slot games are a must-have for attracting and retaining players and providing a highly entertaining environment for our customers,” said Colin Cole-Johnson, Gaming Director of William Hill Online. “We look forward to continuing our work with CryptoLogic.”

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

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For more information, please contact:

CryptoLogic 353 (0) 1 234 0415	Corfin Communications (UK media only) +44 207 977 0020
Stephen Taylor, Chief Financial Officer	Neil Thapar, Alexis Gore, Harry Chathli

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The company’s licensees include many top Internet gaming brands, including the “big four” international operators. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About William Hill

Founded in 1934, William Hill is one of the best-known names in the gambling industry, providing gaming and betting services across three channels: online, on the high street and on the phone. William Hill has been listed on the London Stock Exchange (WMH.L) since 2002 and employ over 15,000 people in the UK, Ireland, Israel and Bulgaria.

William Hill is one of the UK’s leading bookmakers, with a trusted high-street brand based on in-depth knowledge of fixed-odds betting and unrivalled customer service. With the advent of internet betting and gaming, William Hill have extended its market-leading brand to a new generation of customers around the world.

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Key facts about William Hill Online:

•	In October 2008, William Hill Online was established, the leading European online gaming and sports betting business
•	WHO’s online Sportsbook serves customers from over 175 countries, offering six languages and 11 currencies
•	In 2007, William Hill took online bets from 169 countries for over 60,000 events (350,000 markets) and over 30 sports
•	WHO’s gaming websites offer casino, poker, bingo and skill games